UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

Specialized Disclosure Report

CERAGON NETWORKS LTD.

(Exact name of registrant as specified in its charter)

ISRAEL	0- 30862	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)
Uri Ariav 3, Bldg. A, 7th floor POB 112, Rosh Ha’Ayin 481002, Israel
(Address of principal executive offices) (Zip Code)

Hadar Vismunski - Weinberg, Chief Legal Officer Tel: +972-3-543-1596
(Name and telephone number, including area code, of person to contact in connection with this filing)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”), which was adopted by the United States Securities and Exchange Commission (“SEC”) to implement reporting and disclosure related to “conflict minerals”, including tin, tantalum, tungsten and gold (“Conflict Minerals” or “3TG”), originating in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”), Ceragon Networks Ltd. (the “Company”) has evaluated its current product lines and determined that, although the Company does not directly purchase minerals from smelters or other mineral processors and is several layers removed from these processors within the supply chain, certain products that the Company manufactured or contracted to manufacture in 2024 may have contained necessary Conflict Minerals. In connection with the Rule, the Company has adopted a policy (the “Conflict Minerals Policy”) with respect to the responsible sourcing of conflict minerals. Accordingly, the Company is filing this disclosure along with a report (the “Conflict Minerals Report”) to disclose the measures it has taken to determine the origin, or likely origin, of the Conflict Minerals used in our products.

Conflict Minerals Disclosure

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at https://www.ceragon.com/investors/corporate-governance

Section 2 – Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Item 1.01 of this Form.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: May 28, 2025	Ceragon Networks Ltd. (Registrant) By: /s/ Hadar Vismunski - Weinberg Hadar Vismunski – Weinberg Chief Legal Officer